UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                               BIO-LIFE LABS, INC.
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                                (Name of Issuer)
                                  COMMON STOCK
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                         (Title of Class of Securities)
                                   09059S-10-9
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                                 (CUSIP Number)
                                   Nancy LeMay
       9911 West Pico Boulevard, Suite 1410, Los Angeles California, 90035
                         Telephone number (310).943.6445
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 APRIL 14, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09059S-10-9
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                 1.   Names of Reporting Persons. I.R.S. Identification Nos. of
                      above persons (entities only).         NANCY LEMAY
                      ----------------------------------------------------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions) (a)
                      (b)
                      ----------------------------------------------------------

                 3. SEC Use Only
                                 -----------------------------------------------
                 4. Source of Funds (See Instructions)    OO
                                                        ------------------------
                 5. Check if Disclosure of Legal Proceedings Is Required
                    Pursuant to Items 2(d) or 2(e)
                                                   -----------------------------

                 6. Citizenship or Place of Organization   United States
                                                         -----------------------
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Number of        7.        Sole Voting Power     35,000,000
                                               --------------
Shares

Beneficially     8.        Shared Voting Power
                                               -----------------
Owned by

Each             9.        Sole Dispositive Power   n/a
                                                   ------
Reporting

Person           10.       Shared Dispositive Power    _
                                                     ----
With

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                 11. Aggregate Amount Beneficially Owned by Each Reporting
                     Person        35,000,000
                     -----------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain
                     Shares (See Instructions)
                     -----------------------------------------------------------

                 13. Percent of Class Represented by Amount in Row (11)   74.3%
                                                                         -------
                     -----------------------------------------------------------

                 14. Type of Reporting Person (See Instructions)     IN
                                                                 ---------------

ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of Bio-Life Labs, Inc., a Nevada corporation (the"Issuer"). The principal executive offices of the Issuer are located at 9911 West Pico Boulevard, Suite 1410, Los Angeles California, 90035.

ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

   (a)    Name:                          Nancy LeMay
   (b)    Business Address:              9911 West Pico Boulevard, Suite 1410,
                                         Los Angeles California, 90035
   (c)    Present Principal Occupation:  President of the Issuer
   (d)    Disclosure of Criminal
          Proceedings:                   Ms. LeMay has not been convicted in
                                         any criminal proceeding at any time.
   (e)    Disclosure of Civil
          Proceedings:                   Ms. LeMay has not been subject to any
                                         judgment, decree or final order
                                         enjoining violations of or prohibiting
                                         or mandating activities subject to
                                         federal or state securities laws or
                                         finding any violations with respect to
                                         such laws.

   (f)    Citizenship:                   Ms. LeMay is a citizen of the United
                                         States.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
---------------------------------------------------------

The 35,000,000 shares of the Issuer's common stock were issued to Ms. LeMay as trustee for all of the shareholders of Bio-Life Laboratories Corporation, a privately held Nevada corporation, who are to receive shares of the Issuer's common stock on a pro-rata basis according to their ownership in Bio-Life Laboratories Corporation, pursuant to a share exchange agreement between Bio-Life Laboratories Corporation and the Issuer. Those shares have not yet been distributed.


ITEM 4.  PURPOSE OF TRANSACTION
--------------------------------

The 35,000,000 shares of the Issuer's common stock were issued to all of the shareholders of Bio-Life Laboratories Corporation, a privately held Nevada corporation, on a pro-rata basis, pursuant to a share exchange agreement between Bio-Life Laboratories Corporation and the Issuer.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

(a) Ms. LeMay's aggregate beneficial ownership of 35,000,000 shares of the Issuer's common stock is as the trustee for the shareholders of Bio-Life Laboratories Corporation a privately held corporation.

(b) Ms. LeMay has voting power as to the 35,000,000 shares which are held in trust for the shareholders of Bio-Life Laboratories Corporation owns which comprises approximately 74.3 % of the issued and outstanding shares in the Issuer.

(c) Not Applicable.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
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None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

Incorporated by reference: the Share Exchange Agreement included as an exhibit to the Issuer's report on Form 8-K dated April 5, 2004, filed on April 16, 2004.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 25, 2004


Date



/s/ Nancy LeMay
--------------------------------------------------------
Nancy LeMay


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)